14 December 2007

RECEIVED

2007 DEC 27 A 9:17

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissio[redacted]
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07028747

SUPPL

Dear Sir

Nedcor Ltd

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issues.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
DEC 31 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

Dw 12/27

HEAD OFFICE

135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel 011 294 9106 Fax 011 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited Reg No 1966/010630/06

Nedbank Group - Nedbank Tier II Bond Issues

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUES

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has privately placed two Bond Exchange of South Africa ("BESA") listed subordinated unsecured notes - a 10-year (non-call 5) R500 million floating rate note and a 10-year (non-call 5) R120 million fixed rate note.

Details of the bond issues are:

BESA code:	NED12A
Settlement date:	14 December 2007
Nominal:	R500 million
Maturity date:	14 December 2017
Coupon:	Floating at 3-month JIBAR plus 70 bps until 14 December 2012, thereafter floating at 3-month JIBAR plus 170 bps until maturity
Call date:	14 December 2012 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital

BESA code:	NED12B
Settlement date:	14 December 2007
Nominal:	R120 million
Maturity date:	14 December 2017
Coupon:	Fixed at 10,38% until 14 December 2012, thereafter floating 3-month JIBAR plus

	initial margin over mid swaps plus 100 bps until maturity
Call date:	14 December 2012 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital

For further information please contact:
Trevor Smith (Nedbank Group Capital Management),
tel: +27 (0)11 295 5293
Don Bowden (Tier 1 Investor Relations)
tel: +27 (0)21 702 3102, email: don@tier1ir.co.za

Sandton
14 December 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

END